FORM 6-K

                                   UNITED STATES
                         SECURITIES AND EXCHANGE COMMISSION
                                WASHINGTON, D.C. 20549

                                   -----------------

                          REPORT OF FOREIGN PRIVATE ISSUER
                        PURSUANT TO RULE 13a-16 or 15d-16 OF
                         THE SECURITIES EXCHANGE ACT OF 1934
                                  FOR July 10, 2006

                         DYNAMOTIVE ENERGY SYSTEMS CORPORATION
                  (Exact name of Registrant as specified in its charter)

                                   -----------------

                             Suite 230-1700 West 75th Avenue
                                      Vancouver, BC
                                      Canada V6P 6G2
                                (604) 267-6000
                         (Address of principal executive offices)

                                   -----------------

     [Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F:]

                       FORM 20-F  X    FORM 40-F
                                 ---             ---
       [Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to rule 12g3-2(b) under the
                         Securities Exchange Act of 1934.]

                             YES         NO  X
                                 ---        ---

    [If "Yes " is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):] Not applicable

                                      FORM 27

                   MATERIAL CHANGE REPORT UNDER SECTION 85(1)
                    OF THE SECURITIES ACT (BRITISH COLUMBIA)


1.    Reporting Issuer
      ----------------

      DynaMotive Energy Systems Corporation
      230-1700 West 75th Avenue
      Vancouver, BC V6P 6G2

      Tel. (604) 267-6013

2.    Date of Material Change
      -----------------------

      July 10, 2006

3.    Press Release
      -------------

      July 10, 2006

4.   Summary of Material Change
     --------------------------
Vancouver, B.C. - DynaMotive Energy Systems Corporation (OTCBB: DYMTF) announced it has entered into a master license agreement with Enecon Pyrolysis Pty Ltd. (EPPL), a company with extensive energy operations in Australia. Enecon Pyrolysis Pty Ltd was set up by the directors of the Enecon Group to take a dedicated role in the commercialization of biomass pyrolysis in Australia. The agreement follows a stringent due diligence process by Enecon where a number of pyrolysis technologies world-wide were reviewed. The selection of DynaMotive Energy Systems as their preferred technology further confirms the leadership position of DynaMotive in the sector.

EPPL intends to establish the first biomass to BioOil business in Australia and will hold the exclusive License for DynaMotive's pyrolysis technology in the country. Subject to the terms of the master license agreement, EPPL has 90 days to comply with certain performance criteria in order to confirm its exclusivity.

EPPL will market DynaMotive's technology and develop and operate facilities in Australia. DynaMotive will receive a fee for the master license and license fees for each plant developed in the territory, as well as royalties from the output of those plants.

"The master license agreement with Enecon is the second territorial license granted this year, the first being Rika Ltd., based in Latvia, for marketing in Ukraine and Baltic States," stated Andrew Kingston, President and CEO of DynaMotive. "Territorial licenses provide a win-win situation, accelerate market penetration and drive revenues. We provide access to our technology and our partners provide high-level local capabilities. DynaMotive looks forward to working with Enecon in their development of a pyrolysis business in Australia."

Enecon's Managing Director, Colin Stucley, commented, "DynaMotive has demonstrated its technology at commercial scale and has successfully pyrolyzed a wide range of feedstocks (140+). This existing experience, together with the commercial plants currently under design and fabrication for sites in Canada, means that DynaMotive can provide us with very strong technical and operational support for our developments in Australia.

5.    Full Description of Material Change
      -----------------------------------

      Please see attached press release

6.    Reliance on Section 85(2) of the Act
      ------------------------------------

      N/A

7.    Omitted Information
      -------------------

      N/A

8.    Senior Officers
      ---------------

The following senior officer of the Issuer is knowledgeable about the material change and maybe contacted by the Commission at the address and telephone number below.

      Andrew Kingston
      President & CEO
      6876 Churchill Street
      Vancouver, BC V6P 5B3
      (604) 267-6013

9.    Statement of Senior Officer
      ---------------------------

      The foregoing accurately discloses the material change referred to herein.


DATED at Vancouver, B.C. as of the 10th day of July 2006.


              DYNAMOTIVE ENERGY SYSTEMS CORPORATION


                            (signed)       "Andrew Kingston"
                                            ---------------
                                            Andrew Kingston
                                            President & CEO








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IT IS AN OFFENCE FOR A PERSON TO MAKE A STATEMENT IN A DOCUMENT REQUIRED TO
BE FILED OR FURNISHED UNDER THE APPLICABLE SECURITIES LEGISLATION THAT, AT THE TIME AND IN THE LIGHT OF CIRCUMSTANCES UNDER WHICH IT IS MADE, IS A MISREPRESENTATION.

DYNAMOTIVE ENERGY SYSTEMS CORPORATION          News Release: July 10, 2006

DynaMotive Continues its International Expansion Through Australian Master
        License; Two 200 Tonnes Per Day BioOil Plants Under Review

           Company Provides Update on Consensus Joint Ventures

Vancouver, B.C. - DynaMotive Energy Systems Corporation (OTCBB: DYMTF) announced it has entered into a master license agreement with Enecon Pyrolysis Pty Ltd. (EPPL), a company with extensive energy operations in Australia. Enecon Pyrolysis Pty Ltd was set up by the directors of the Enecon Group to take a dedicated role in the commercialization of biomass pyrolysis in Australia. The agreement follows a stringent due diligence process by Enecon where a number of pyrolysis technologies world-wide were reviewed. The selection of DynaMotive Energy Systems as their preferred technology further confirms the leadership position of DynaMotive in the sector.

EPPL intends to establish the first biomass to BioOil business in Australia and will hold the exclusive License for DynaMotive's pyrolysis technology in the country. Subject to the terms of the master license agreement, EPPL has 90 days to comply with certain performance criteria in order to confirm its exclusivity.

EPPL will market DynaMotive's technology and develop and operate facilities in Australia. DynaMotive will receive a fee for the master license and license fees for each plant developed in the territory, as well as royalties from the output of those plants.

"The master license agreement with Enecon is the second territorial license granted this year, the first being Rika Ltd., based in Latvia, for marketing in Ukraine and Baltic States," stated Andrew Kingston, President and CEO of DynaMotive. "Territorial licenses provide a win-win situation, accelerate market penetration and drive revenues. We provide access to our technology and our partners provide high-level local capabilities. DynaMotive looks forward to working with Enecon in their development of a pyrolysis business in Australia."

Enecon's Managing Director, Colin Stucley, commented, "DynaMotive has demonstrated its technology at commercial scale and has successfully pyrolyzed a wide range of feedstocks (140+). This existing experience, together with the commercial plants currently under design and fabrication for sites in Canada, means that DynaMotive can provide us with very strong technical and operational support for our developments in Australia. Importantly for us, DynaMotive's executive team is completely committed to growth in the use of its renewable energy technology and is most supportive of our own endeavours."

The master license agreement contemplates the development by Enecon, or through sub-licensees, of multiple projects with comprehensive support from DynaMotive and its partners. Enecon's business plan envisages the construction of at least one project within the first twelve months, in addition to undertaking preliminary work on several other projects.

Enecon has screened a number of opportunities for biomass pyrolysis and has identified two initial projects that potentially offer attractive financial returns. Biomass feed and energy users have been identified and talks are ongoing.

In these proposed development projects, the power generated via the BioOil may be sold at a premium over grid electricity due to the remote location of end-users.

Update on Joint Ventures with Consensus

DynaMotive also announced today that it has concluded agreements with Consensus Business Group ("CBG") of the UK and confirmed funding for two joint venture companies. One company, DynaMotive Europe Limited, will be owned 80% by DynaMotive and will focus on European business development activities. It will be funded, indirectly, by a US$2 million CBG investment in DynaMotive equity (completed) and DynaMotive will receive a 20% participation in CBG profits from financing of related opportunities.

The second company (newly formed) will be owned 51% by DynaMotive and will focus on biomass opportunities. It will be funded by a US$2 million direct investment from CBG (US$0.5 million completed) and a US$0.5 million investment by DynaMotive and a US$1million loan from DynaMotive. The biomass company will in turn acquire certain biomass development rights from DynaMotive for US$1.5 million. No technology rights are included in these agreements and any projects developed will be developed under standard license agreements.

About Enecon
Enecon has worked continuously on bioenergy studies and projects around Australia since its foundation in 1998. In particular, Enecon has worked closely with Western Power Corporation, the Oil Mallee Company and others to scope, design and build a unique multi-million dollar plant that uses Enecon's patented fluid bed combustion and activation technology to produce activated carbon plus eucalyptus oil and renewable electricity from mallee eucalypt trees. Enecon won energy and environment awards from the Institution of Chemical Engineers UK and Rabobank/Monash University for the original plant concept and initial development. The demonstration plant received financial support from the Australian Greenhouse Office, Ausindustry and the NHT.


About Consensus Business Group
Consensus Business Group is a multi-faceted principal investor in a broad range of synergistic activities, including structured finance, the acquisition, management and development of commercial/residential real estate and high tech start-ups.


About DynaMotive
DynaMotive's BioOil is produced using patented technology that converts forest and agricultural wastes such as bark, sawdust and sugar cane bagasse into a liquid fuel. Unlike fossil fuels, BioOil is renewable, clean burning, low in emissions and is greenhouse gas neutral. As a clean fuel for power generation in gas turbines, diesel engines and boilers, BioOil presents significant market opportunities. The Company and its partners are also engaged in research and development on a range of derivative products that will further enhance the market and value for BioOil as an alternative fuel and product source.


For more information on DynaMotive, please call:
Corporate Communications:
Tel: (604) 267-6000           Toll Free (in North America):  1-877-863-2268
Fax:  (604) 267-6005
Email: info@dynamotive.com                 Website: www.dynamotive.com

Forward Looking Statement

Statements in this news release concerning the company's business outlook or future economic performance; including the anticipation of future plant start-ups, partnerships, government assistance, other anticipated cash receipts, revenues, expenses, or other financial items; and statements concerning assumptions made or expectations as to any future events, conditions, performance or other matters, are "forward-looking statements". Forward-looking statements are by their nature subject to risks, uncertainties and other factors which could cause actual results to differ materially from those stored in such statements. Such risks, uncertainties and factors include, but are not limited to, changes in energy prices, availability of capital, and the Company's ability to access capital on acceptable terms or any terms at all, changes and delays in project development plans and schedules, customer and partner acceptance of new projects, changes in input pricing, competing alternative energy technologies, government policies and general economic conditions. These risks are generally outlined in the Company's disclosure filings with the Securities and Exchange Commission




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